EXHIBIT 23.2
Consent of Independent Auditors
The Board of Directors
SEI Investments Company:
We consent to the incorporation by reference in the registration statement (No. 2-73997, No. 333-41343, No. 333-63709, No. 333-111224, No. 333-149549 and No. 333-197598) on Form S-8 of SEI Investments Company of our report dated February 24, 2020, with respect to the balance sheets of LSV Asset Management as of December 31, 2019 and 2018, the related statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of SEI Investments Company.
Our report on the financial statements refers to changes in accounting principle for leases in 2019 and revenue recognition in 2018 due to the adoption of new accounting standards.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 24, 2020